

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

Caspia Lin
Chief Financial Officer
Earlyworks Co., Ltd.
5-7-11, Ueno, Taito-ku
Tokyo, Japan 110-0005

      **Re:  Earlyworks Co., Ltd.**
          **Form 20-F for the fiscal year ended April 30, 2023**
          **File No. 001-41752**

Dear Caspia Lin:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 20-F for the fiscal year ended April 30, 2023

Item 15. Controls and Procedures, page 56

1.     Please amend your filing to include the conclusion regarding the effectiveness of the issuer's disclosure controls and procedures. Refer to Item 15(a) of Form 20-F.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dave Edgar at 202-551-3459 or Christine Dietz at 202-551-3408 with any questions.


                Sincerely,

                Division of Corporation Finance
                Office of Technology

cc:    Ying Li